Exhibit 99.1

Update on “Going Private” Proposal

GUELPH, Ontario, November 5, 2018 - Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that the special committee of independent and disinterested directors (the “Special Committee”) formed by the board of directors of the Company (the “Board”) to review and assess the $18.47 “going-private” transaction proposed by its Chairman, President and Chief Executive Officer, Dr. Shawn Qu, (the “Proposed Transaction”) in his December 9, 2017 letter to the Board (the “Proposal Letter”) has decided to recommend to the Board that the Special Committee be dissolved and that the Board cease its review of the Proposed Transaction and not undertake a review of any future “going private” transaction proposed by Dr. Qu unless the Board receives reasonable evidence that the proposed transaction is fully financed.

The Special Committee made its recommendation in light of the length of time that has passed since Dr. Qu submitted the Proposal Letter, the significant changes that have taken place in the solar industry during that time and the uncertainty surrounding Dr. Qu’s ability to secure the financing required to enable him to make a fully-financed offer. The Special Committee has informed Dr. Qu of its recommendation and Dr. Qu has agreed to withdraw the Proposal Letter and the Proposed Transaction with immediate effect.  Notwithstanding his withdrawal of the Proposal Letter and the Proposed Transaction, Dr. Qu has advised the Board that he remains interested in acquiring the Company in a “going private” transaction and, subject to any restrictions or limitations under applicable law, he may continue to explore ways to secure adequate financing and propose another acquisition transaction to the Board. The Board cautions that there can be no assurance that any definitive offer relating to any acquisition transaction will be made by Dr. Qu or any other person and, even if one is made, that any definitive agreement with respect to such transaction or any other transaction will be executed, or that such transaction or any other transaction will be approved or completed.

The Special Committee has also decided to recommend to the Board that a review be carried out of other strategic alternatives available to the Company independent of the Proposed Transaction or any future “going private” transaction.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 29 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.